January 25, 2006

Mr. Douglas H. Miller
Chairman and Chief Executive Officer
Exco Resources, Inc.
12377 Merit Drive, Suite 1700, LB 82
Dallas, Texas 75251

      Re:	Exco Resources, Inc.
      	Amendment No. 1 to Registration Statement on Form S-1
      Filed January 6, 2006
      File No. 333-129935

Dear Mr. Miller:

      We have reviewed your filing and response letter dated
January
6, 2006 and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form S-1, as amended

Summary, page 1

General

1. Where appropriate, please highlight in the summary that a majority of the proceeds from this offering will be used to repay debt and therefore you do not expect to have proceeds to expand or invest in your business.

Corporate Structure, page 13

2. Please revise this figure to more clearly show the ownership structure after the offering. For instance, disclose the percentage of shares held by insiders and the public. Also, indicate the amount of shares, if any, Exco Holdings Inc. will receive when it merges with EXCO Resources Inc.

Use of Proceeds, page 31

3. Revise your presentation to provide a table which specifically addresses the allocation of the proceeds among the four uses identified. Separately address any material amounts needed to complete each of these purposes and the sources thereof. See Instruction 3 to Item 504 of Regulation S-K.

Management`s Discussion and Analysis..., page 65

Marketing Arrangements, page 74

4. We note that you sell your NGLs under long-term contracts. In this regard, it appears that you have not provided the requisite backlog disclosure pursuant to Item 101(c)(1)(viii) of Regulation
S-
K.  Please revise.

Our Principal Customers, page 124

5. We note that during the year ended December 31, 2004, an industrial purchaser accounted for 11% of your total oil and natural gas revenues. Please provide the disclosure required by Item 101(c)(1)(vii) of Regulation S-K regarding this customer. For example, identify its name and add a risk factor addressing the consequences arising from the potential loss of this customer.

Underwriting, page 164

6. We note your response to prior comment 33 and the language that the representatives propose to include. Please delete the language suggesting that particular matters were reviewed by or with the Commission. It may be appropriate, however, to refer to members of the staff in the Division as having reviewed particular matters. Please revise or advise.

Engineering Comments

Summary, page 1

Summary of Geographic Areas of Operation, page 2

7. Regarding response number 41 of your letter dated January 6,
2005
tell us for each of the major areas the range of differences by property.






Risk Factors, page 14

Risks relating to production curtailments, page 22

8. Expand your disclosure to provide examples within the last three years when production was curtailed and how it materially affected your operations. If there were no such incidents, then it does not appear that this is a material risk and you should remove it from the filing.

Management`s Discussion and Analysis of Financial Condition and
Results of Operation,
page 65

Critical Accounting Policies, page 67

Estimates of Proved Reserves, page 67

9. Please include the definition of proved reserves as found in Rule
4-10(a) of
      Regulation S-X.

Business, page 109

Our Development and Exploitation Project Areas, page 113

10. Please remove the reference to undiscovered natural gas resource estimates by the U.S. Geological Survey. You may only disclose proved reserves that are net to your interests in SEC filings.

Closing Comments

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

* the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      Please contact Lily Dang at (202) 551-3867 or, in her absence,
Karl Hiller, Branch Chief, at (202) 551-3686 if you have questions regarding comments on the financial statements and related matters.
Please contact James Murphy, Petroleum Engineer, at (202) 551-3703 if you have any questions regarding comments on the engineering matters.
Please contact Jason Wynn at (202) 551-3756 or, in his absence, Tangela Richter, Branch Chief, at (202) 551-3685 with any other questions. Direct all correspondence to the following ZIP code:
20549-7010.


							Sincerely,


							H. Roger Schwall
							Assistant Director


cc:	L. Dang
	K. Hiller
      J. Wynn
      T. Richter
      J. Murphy

      via facsimile
      William L. Boeing
      Haynes and Boone, LLP
            (972) 692-9053

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Mr. Douglas H. Miller
Exco Resources, Inc.
January 25, 2006
page 1


UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF CORPORATION FINANCE
MAIL STOP 7010